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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

                              SEC FILE NUMBER 0-21068
                              CUSIP NUMBER 82655N 105

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
(Check One)  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

              For Period Ended: September 29, 2001
                                ------------------
              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:__________________________________
              .
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            Read Attached Instruction Sheet Before Preparing Form.
                             Please Print or Type.
   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
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PART I -- REGISTRANT INFORMATION
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     Full Name of Registrant   Sight Resource Corporation
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     Former Name if Applicable  N/A
                                -------------------------------------------

     Address of Principal Executive Office (Street and Number)
                                                 6725 Miami Avenue, Suite 102
                                                 -----------------------------

     City, State and Zip Code  Cincinnati, OH 45243
                               -----------------------------------------------
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PART II -- RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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         (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form
              20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition
[X]           report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K,
10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

  The Registrant could not file its quarterly report on Form 10-Q for the period ended September 29, 2001 on the prescribed filing date without unreasonable effort or expense because on July 20, 2001, pursuant to an Agreement and Plan of Merger dated May 23, 2001, by and among the Registrant, Eyeshop Acquisition Corporation, a wholly-owned subsidiary of the Registrant ("EAC"), and eyeshop.com inc. ("Eyeshop"), EAC merged with and into Eyeshop (the "Merger") and Eyeshop became a wholly-owned subsidiary of the Registrant. In

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connection with the closing of the Merger, the Registrant's management changed and the Registrant commenced a search for a new chief financial officer. The Registrant hired its new chief financial officer on August 30, 2001. The time required to search for, install and train the new chief financial officer delayed the preparation of the Registrant's financial statements and related work papers for the Form 10-Q. Moreover, the issuance of FASB Statement No.
141, entitled Business Combinations, during the third quarter of 2001 required the Registrant's management to invest additional time and effort to evaluate and assess the impact of certain complicated accounting entries and accounting disclosures relating to the Merger in the financial statements for the period ended September 29, 2001. As a result of the foregoing, the Registrant is not able without unreasonable effort or expense to file its Form 10-Q on or prior to the prescribed filing date of November 13, 2001.

                                          (Attach Extra Sheets if Needed)

PART IV -- OTHER INFORMATION
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  (1) Name and telephone number of person to contact in regard to this notification.

  Duane D. Kimble, Jr., Chief Financial Officer    (513)            527-9700
  ------------------------------------------------------------------------------
  (Name)                                         (Area Code)  (Telephone Number)

  (2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

  [X] Yes    [ ] No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  [X] Yes    [ ] No

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  See Attachment A, which is incorporated herein by reference.
      ------------

                                   Sight Resource Corporation
                                   --------------------------
                                    (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2001      By:  /s/  Duane D. Kimble, Jr.
      -----------------           -------------------------
                                   Duane D. Kimble, Jr.
                                   Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

  1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

  2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

  3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

  4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

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  5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

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                                  ATTACHMENT A
                                       TO
                                  FORM 12b-25
                                      FOR
                           SIGHT RESOURCE CORPORATION


PART IV - OTHER INFORMATION

Item 3 - Change in Results of Operations.

    The Registrant currently anticipates that the unaudited financial statements to be included in its Quarterly Report on Form 10-Q for the three-month period ended September 29, 2001 ("Third Quarter 2001") will reflect that the Registrant generated net revenue of approximately $15.3 million as compared to net revenue of approximately $16.9 million for the three-month period ended September 30, 2000 ("Third Quarter 2000"). Net revenue for the first nine months of fiscal year 2001 was approximately $45.9 million as compared to net revenue of approximately $50.9 million for the first nine months of fiscal year 2000. The $1.6 million, or 9.5%, decrease in total net revenue for the Third Quarter 2001 is primarily attributable to a fourteen week reporting period in 2000 versus a thirteen week reporting period in 2001 and the closing of seven stores net of store additions. The $5.0 million or 9.8% decrease in total net revenue for the fiscal year 2001 is primarily due to lower average net sales per store, the closing of seven stores net of store additions and the reduction of sales to the Registrant's largest managed care plan customer in New England.

    In addition, the Registrant realized a net loss of approximately $1.2 million for the Third Quarter 2000 and approximately $2.2 million for the nine months ended September 30, 2000. The Registrant presently expects to report an as yet undetermined net loss for each of the Third Quarter 2001 and the nine months ended September 29, 2001. The Registrant is currently unable to calculate such actual net loss amounts because of accounting issues that have arisen in connection with the Merger, which issues remain to be resolved by the Registrant. The Registrant further expects to report a reduction in net loss per share in both the three-month and nine-month periods primarily as a result of a significant increase in the number of shares of common stock issued and outstanding at September 29, 2001 as compared to the number of shares of common stock issued and outstanding as of September 30, 2000.





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